Exhibit 99.3

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC.

2006 Annual Report

PROFILE

Northcore Technologies helps customers manage their core assets.

Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs

•	Eliminate operational downtime through preventative and corrective maintenance activities

•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment

•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed

•	Generate higher yields for and accelerated sale of surplus assets

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager LLC, a joint business venture with GE Commercial Finance. Together, the companies work with leading organizations around the world to help them gain more value from and more control of their assets. GE Asset Manager customers and users include Kraft Foods, GE Infrastructure, the National Association of Auctioneers and The Toro Company.

Northcore's shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

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MESSAGE TO SHAREHOLDERS

2006 was a year of transformation and regeneration for our company. Reflecting our commitment to a focused growth strategy, we re-emphasized North American opportunities, sold our Norway business unit, ADB Systemer AS, and renamed our company Northcore Technologies Inc.

These developments received strong shareholder support at our annual meeting in June 2006. Since that time, we have made notable progress in realizing key strategic and operational objectives. In particular, we have combined customer wins, partnership expansion and revenue growth with cost containment and technology advancement. These improvements provide a basis for continued growth in 2007 and beyond.

STRATEGIC FOCUS

As was presented at our 2006 annual meeting of shareholders, our core strategy is based on the delivery of asset management software solutions and services to a mainly North American target audience. The addition of fee-based services, such as custom application development activities, to our offering mix, allows us to add incremental revenues while staying true to our established area of expertise in asset management software and related processes.

By eliminating most European activities and focusing on North American corporate and institutional customers, we have substantially reduced overhead without limiting the potential for sustained growth.

Over the last several years, our sales and marketing efforts in North America have been channeled largely through GE Asset Manager, LLC, our joint venture with GE Commercial Finance. Starting in 2007, Northcore is also being presented to prospective clients through a contractual arrangement with a professional sales organization, Sandstorm Technologies. Through this arrangement, we expect to expand our base of customers, particularly among the manufacturing, healthcare and financial services industries.

OPERATIONAL PROGRESS

Northcore generated over 30 percent sequential revenue growth in Q3 2006 over Q2, with an additional 39 percent revenue increase in Q4 over Q3. We believe that we can average double-digit quarterly revenue growth through 2007 without seeing an equivalent increase in expenses.

Having successfully completed a number of software development projects for GE in 2006 and early 2007, and adding companies such as Toro and Fastenal to an existing customer base that includes Kraft, Paramount Resources and GE Infrastructure, we are confident that our sales efforts - both through our joint venture and through our sales agent - will result in increased customer activities in the coming period.

OUTLOOK

In light of the significant transformation that Northcore completed in 2006, our progress in a number of key areas is encouraging.

Our strategic focus on North American opportunities, our expanded suite of offerings, particularly through our technology services, and our joint venture activities are generating revenue improvements and cost reductions. We anticipate this progress will continue in 2007 and beyond. Already, a number of custom development projects are underway and several new organizations have been added to our satisfied customer base.

On behalf of our directors, senior management and all Northcore employees, I want to thank all of our shareholders for their ongoing support.

Jeff Lymburner,
CEO
Northcore Technologies Inc.
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2006 OPERATING AND FINANCIAL HIGHLIGHTS

Key milestones achieved by Northcore Technologies in 2006:

-	Following shareholder approval, we sold our Norwegian business unit for $2.7 million in cash and debt settlement and changed our name to Northcore Technologies.

-	We raised gross proceeds of $755,000 through the issuance of convertible debentures to a group of private and institutional investors.

-	Our joint venture, GE Asset Manager LLC, signed a customer agreement with GE Infrastructure to provide asset management capabilities.

-	We began to trade on the TSX under the symbol NTI and as NTLNF on the over-the-counter market (OTCBB) effective July 18th.

-	Our joint venture, GE Asset Manager LLC, launched Asset Appraiser, a web-based tool that automates appraisal activities and ensures compliance with industry standards.

-
We completed a number of application development and technology upgrade projects for several customers, including GE Commercial Finance, The Brick, one of Canada’s largest volume retailers of household furniture, mattresses, appliances and home electronics, and Paramount Resources, a leading oil and gas company based in Calgary.

-
Our joint venture, GE Asset Manager LLC, signed an agreement with The Toro Company to provide a branded, online marketing and sales platform to remarket off-lease and pre-owned equipment to a range of prospective buyers. The sales platform is accessible via www.toroused.com.

-
We signed strategic alliance agreements with VT Software solutions, a UK-based provider of fleet management solutions, and Donna Cona, an Ottawa-based provider of systems integration and technology consulting services.

-
Through our joint venture with GE, we provided asset disposition services to support the sale of manufacturing equipment and other capital equipment for organizations such as Canning Vale Weaving Mills Ltd., an Australian textile manufacturer, the Fastenal Company, an international distributor of industrial and construction supplies.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

OVERVIEW

Northcore Technologies Inc., formerly ADB Systems International Ltd. (“Northcore” or the “Company”) changed its name by filing Articles of Amendment on June 30, 2006. Northcore provides software solutions and services that help organizations source, manage and sell their capital equipment and assets. Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”). Together, the companies work with leading organizations around the world to help them gain more value from and more control of their assets. GE Asset Manager customers and users include Kraft Foods Inc, GE Infrastructure, the National Association of Auctioneers and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. Unless otherwise indicated, all disclosures in this management discussion and analysis are presented in accordance with such principles and currency.

DEVELOPMENTS IN 2006

Operations
Northcore successfully completed a number of operational activities in 2006. The most significant of which included the sale of our Norway business unit, renaming the Company to Northcore, and concentrating our sales and marketing efforts in North America. These developments, which received overwhelming support from our shareholders, underscore our strategic direction for 2007 and beyond. As evidenced by our operational results for the third and fourth quarters of 2006, which respectively generated double-digit revenue growth, the Company’s new strategic direction is delivering results.

Customer Activities
In addition to our operational activities, Northcore devoted considerable effort in 2006 to adding new customers and building long-term relationships with existing clients, such as GE Commercial Finance, Paramount Resources and Trilogy Energy Trust. These customers, which take advantage of Northcore’s suite of asset management software solutions, are also now able to leverage our technology-based services.

As announced at our annual shareholders’ meeting in June 2006, Northcore has increased its market offerings by introducing application development, software customization and systems integration capabilities. These technology-based services allow Northcore to extend our relationships with customers and provide a point of differentiation for the Company.

Joint Venture with GE Commercial Finance
In 2006, Northcore continued to devote significant attention to the rollout of GE Asset Manager, LLC, our joint venture effort with GE Commercial Finance. Northcore’s joint venture efforts have generated a number of positive results to date. Through the joint venture, Northcore has expanded its relationship with GE, delivered new web-based asset management capabilities, forged new relationships with customers such as Kraft Foods Inc., The Toro Company, and Fastenal Company, and provided a basis for continued growth in the near and long-term.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include our ability to:

•	Raise additional funding or repay our debt to lenders when needed;
•	Develop our business-to-business sales and operations;
•	Develop appropriate strategic alliances;
•	Develop and implement our technology;
•	Gain market acceptance of our products and services;
•	Adapt to competitive factors and new technological changes;
•	Adapt to the volatility of the stock markets and fluctuations in our share price;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined below, to evaluate your existing or potential investment in our securities.

GENERAL INDUSTRY, ECONOMIC AND MARKET CONDITIONS
Northcore’s future revenues and operating results are largely dependent on a number of industry, economic and market conditions. If any of these conditions were subject to adverse developments, our operational performance would be affected. For example, if consolidation occurs within the target industries we operate in, adverse economic conditions impact our existing base of customers, or if the demand for asset management solutions decreases, our ability to increase our customer base, improve our revenues and generate a profit may be impacted.

ASSET MANAGEMENT FOCUS
Since 2001, we have focused our efforts on delivering asset management software solutions to customers in the financial services, oil and gas, government and healthcare sectors.

Our future success, including revenue performance and ability to generate a profit may be impacted if:

•
The significance of asset management requirements, including sourcing, procurement, maintenance management, materials management and asset disposition activities, diminishes within our target markets and existing customer base;

•	We are unable to expand our suite of asset management technology to meet new market requirements;
•	We are unable to leverage new technology advancements into our core suite of offerings; or
•	Our existing partners shift focus away from current asset management activities to other areas.

COMPETITIVE LANDSCAPE
Northcore operates in a very competitive marketplace against organizations that, in some cases, are larger, have more resources, or broader technology offerings. These competitive organizations include Ariba, MRO Software Inc., SAP and Oracle, among others.

Our future success is dependent on our ability to gain market share from these competitors while ensuring that our existing customer base is free of any competitive encroachment.

CUSTOMER CONCENTRATION
Northcore maintains excellent working relationships with a number of key organizations such as GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

In 2006, three customers accounted for 34 percent, 18 percent and 12 percent, respectively (2005 - two customers accounted for 31 percent and 29 percent, respectively) of total revenues from continuing operations. If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues.

INTERNATIONAL MARKETS
Since the sale of our Norway business unit, Northcore has concentrated its sales and marketing efforts primarily in North America. International opportunities may arise, particularly, through our joint venture with GE Commercial Finance.

Operating as an organization with an international presence and an international base of customers exposes Northcore to a number of risks and uncertainties that may impact our operational performance. These risks and uncertainties include:

•	Fluctuations in currency exchanges;
•	Unexpected changes to foreign laws and regulations, and foreign tax laws;
•	Local residency requirements for our sales and professional service personnel; and
•	Fluctuations to local demand for asset management technology and services.

FOREIGN EXCHANGE RISK
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound and EURO. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

INTEREST RATE RISK
The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

CREDIT RISK
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

At December 31, 2006, one customer accounted for 64 percent of total accounts receivable from continuing operations. At December 31, 2005, there were three customers that accounted for 27 percent, 24 percent and 21 percent, respectively, of total accounts receivable from continuing operations. The Company does not have a history of non-payment.

CRITICAL ACCOUNTING ESTIMATES
The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006. Management’s 2007 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America. The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis. Management does not anticipate a material increase in 2007 expenses over those incurred in 2006, in order to attain the 2007 revenue goals. Additionally, management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

Management believes that continued existence beyond 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2007. Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES
We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2006.

REVENUE RECOGNITION
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s products. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (“CICA”) EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•    Persuasive evidence of an arrangement exists;
•    Delivery has occurred;
•    Fee is fixed or determinable; and
•    Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

size and nature. If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue recognition criteria are met. The revenue allocable to the consulting services is recognized as the services are performed

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3855, Hedges. The new standards are effective for interim and annual financial statements commencing on or after October 1, 2006. The Company will adopt the new standards on January 1, 2007.

Other comprehensive income (loss) will form part of shareholders’ equity. A new statement entitled “Consolidated Statement of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss).

The Company is currently evaluating the impact of these new standards.

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Company effective January 1, 2008.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

SELECTED ANNUAL INFORMATION
(in thousands of Canadian dollars)

Year ended December 31,	2006	2005	2004
		(Restated - note 1)	(Restated - note 1)

License revenue	$10	$122	$255
Service revenue	1,063	1,163	1,223
Total revenue	1,073	1,285	1,478
Operating expenses:
General and administrative	1,790	2,559	3,043
Customer service and technology	664	839	854
Sales and marketing	377	505	561
Employee stock options	137	105	27
Depreciation and amortization	92	95	149
Other income	-	(42)	-
Total operating expenses	3,060	4,061	4,634
Loss from continuing operations before the under-noted	(1,987)	(2,776)	(3,156)
Interest expense:
Cash interest expense	345	312	177
Accretion of secured subordinated notes	454	405	266
Interest income	(16)	-	-
	783	717	443
Loss from continuing operations	(2,770)	(3,493)	(3,599)
Income (loss) from discontinued operations	2,122	(8)	(1,505)
NET LOSS FOR THE YEAR	$(648)	$(3,501)	$(5,104)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.03)	$(0.05)	$(0.06)
Net loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	79,933	72,904	61,938

RECONCILIATION OF NET LOSS TO EBITDA

Year ended December 31,	2006	2005	2004
		(Restated - note 1)	(Restated - note 1)

Net loss for the year, as per above	$(648)	$(3,501)	$(5,104)
Reconciling items:
Employee stock options	137	105	27
Interest expense:
Cash interest expense	345	312	177
Accretion of secured subordinated notes	454	405	266
Depreciation and amortization	92	95	149
Other income	-	(42)	-
Interest income	(16)	-	-
(Income) loss from discontinued operations	(2,122)	8	1,505
EBITDA	$(1,758)	$(2,618)	$(2,980)

1. In accordance with GAAP, prior periods have been restated as a result of the disposition of ADB Systemer in June 2006.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval. As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date. These royalties will be recognized in earnings as receivable. The Company received a total of $77,000 in royalties from the period of discontinued operations to the year end. Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and change its name to Northcore Technologies Inc. effective June 30, 2006. The sale of the shares of ADB Systemer included the sale of the ADB Systems name. Upon the sale of ADB Systemer, the Company retains access to all existing technology that will be used to service existing customers and entered into a Value Added Reseller Agreement with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 and 2004 have been restated to reflect the impact of the discontinued operations.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company’s discontinued operations.

Balance Sheet	2006	2005
	(in thousands)
Current assets	$-	$1,114
Long term assets	-	56
Current liabilities	-	(894)
Net assets from discontinued operations	$-	$276

Income Statement	2006	2005	2004
	(in thousands, except per share amounts)
Revenue	$2,399	$4,491	$3,453
Income (loss) from operations	331	(8)	(1,505)
Gain from disposition of discontinued operations	1,791	-	-
Income (loss) from discontinued operations	$2,122	$(8)	$(1,505)
Income (loss) per share from discontinued operations, basic and diluted	$0.02	$-	$(0 .02)

Statement of Cash Flows	2006	2005	2004
	(in thousands)
Operating activities	$(317)	$141	$(673)
Investing activities - Net proceeds from disposition of discontinued operations	2,643	-	-
Financing activities	-	-	-
Cash (deficiency) from discontinued operations	$2,326	$141	$(673)

Since 2001 when ADB Systemer was acquired, it was expected that ADB Systemer would complement our technology portfolio enabling us to offer customers full lifecycle asset optimization capability. Additionally, we expected ADB Systemer to be a steady performer, generating moderate profits and growth while other areas of ADB business, with larger growth and profit potential, were being developed.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

Over the past two years it had been expected that North American lifecycle asset management software licensing and the joint venture with GE would begin to grow, both strategically and financially. Although financial results were slower than anticipated, on the strategic front, there is little doubt that GE based relationships formed in 2004 and 2005 were essential foundations for increased levels of deal flow and strategic activity early in 2006.

Management is now confident that this heightened level activity through our GE joint venture and emerging opportunities in the North American government and oil and gas sectors will continue beyond 2006. By increasing our focus on these areas, and the sale of our share in Norway, we believe that we will be able to maximize growth potential and fund our operations through to profitability.

Following the sale of ADB Systemer, the Company continues to develop its activities in the oil and gas industry in Western Canada, building on successful relationships with Paramount and Trilogy within the broader context of this sector’s strong economic growth. Both customers have recently upgraded their software licenses or expanded their use of our enterprise asset management applications. As noted, we continue to have access to ADB Systemer’s software through long-term agreements. New opportunities have also emerged for the Company in the North American government sectors.

In addition to our concentration on the oil and gas and government sectors, we expect to benefit from an increased focus on GE’s Asset Manager, the joint venture we established with GE in 2004. Many client relationships and strategic developments related to the joint venture have now progressed to the stage where we feel that by devoting further management attention to these opportunities we will see greater growth and profit potential than would be the case if we had retained ownership of the Norway business.

Moreover, the Company has also seen an increased demand for its technology-based services. These services, which include application development, software customization, systems integration and training, provide revenue growth opportunities while allowing Northcore to expand our relationships with key customers.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2006 and December 31, 2005

Net Loss. Our net loss for the year ended December 31, 2006 was $648,000, a decrease of 81 percent from the net loss of $3.501 million reported for the year ended December 31, 2005. The improvement in net loss was attributed to the gain realized on the sale of the Norway business unit.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $1.758 million for 2006 as compared to $2.618 million for 2005, a decrease of $860,000 or 33 percent. The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This decrease in EBITDA was the result of a $1.072 million decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $3.903 million in 2005 to $2.831 million in 2006, partially offset by the decrease of $212,000 in revenue, from $1.285 million in 2005 to $1.073 million in 2006. The reduction in expenses of 27 percent in 2006 when compared to 2005 was achieved in the areas of general and administrative expenses by $769,000, customer service and technology expenses by $175,000 and sales and marketing expenses by $128,000.

Revenue. Revenue is comprised of software license sales and service fees for consulting, implementation, application hosting, training, maintenance and support activities.

Revenue decreased to $1.073 million for the year ended December 31, 2006 from $1.285 million for the year ended December 31, 2005, representing a decline of $212,000 or 16 percent. This decline was attributable to the decrease in Ireland’s revenue as a result of transferring existing sales contracts to Norway upon the disposition of Norway on June 30, 2006.

General and Administrative. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

General and administrative expenses decreased by $769,000 or 30 percent, to $1.790 million for the year ended December 31, 2006, as compared to $2.559 million for the year ended December 31, 2005.

Year-over-year savings in the amount of $396,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries. Continued cost containment efforts resulted in $109,000 savings in investor relations, $195,000 savings in professional fees and a reduction in connectivity and occupancy costs of $158,000 largely due to the recovery of utilities and property taxes in North America and the relocation of the administrative office in Ireland. The Company also recovered $58,000 in bad debts previously written off. These savings were partially offset by the loss of overhead costs recovered from Norway in the previous year.

Sales and Marketing. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2006 amounted to $377,000, as compared to $505,000 for 2005, representing a decrease of $128,000 or 25 percent. This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2006.

Customer Service and Technology. Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses decreased by $175,000 to $664,000 for the year ended December 31, 2006, as compared to $839,000 for the year ended December 31, 2005, representing a decline of 21 percent. The decrease in costs is due primarily to the decrease in professional fees, travel expense and staffing levels in Ireland.

Employee Stock Options. The 2006 employee stock option expense represents the fair value of the stock options vesting from the August 4, 2006, June 21, 2006, December 22, 2005 and January 25, 2005 grants of 500,000, 50,000, 1 million and 1.5 million stock options respectively. For the year ended December 31, 2006, employee stock option expense amounted to $137,000, as compared to $105,000 for the year ended December 31, 2005, an increase of 30 percent. This increase was due to the expenses associated with the above noted option grants.

Depreciation and Amortization. Depreciation and amortization expense was $92,000 for the year ended December 31, 2006, consistent with an expense of $95,000 the year ended December 31, 2005.

Interest Expense. Interest expense reflects interest incurred from debt instruments and loans. Interest expense for the year ended December 31, 2006 was $799,000 compared to $717,000 for December 31, 2005. During 2006, cash interest expense of $345,000 and non-cash interest expense of $454,000 was incurred related to secured subordinated notes. Comparatively, cash interest expense of $312,000 and non-cash interest expense of $405,000 was recorded in 2005. The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2006.

Interest Income. Interest income reflects interest from investments in cash and marketable securities. Interest income was $16,000 for the year ended December 31, 2006, as compared to $nil for the year ended December 31, 2005. Interest income was realized from investing the proceeds from the sale of Norway.

Other Income. During the year ended December 31, 2005, the Company received a $42,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S. No similar refunds were received in 2006.

Northcore Technologies Inc. 2006 Annual Report 13

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Net Loss. Our net loss for the year ended December 31, 2005 was $3.501 million, a decrease of 31 percent from the net loss of $5.104 million reported for the year ended December 31, 2004.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $2.618 million for 2005 as compared to $2.980 million for 2004, a decrease of $362,000 or 12 percent. The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This decrease in EBITDA was the result of a $555,000 decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $4.458 million in 2004 to $3.902 million in 2005, partially offset by the decrease of $193,000 in revenue, from $1.478 million in 2004 to $1.285 million in 2005. The reduction in expenses of 12 percent in 2005 when compared to 2004 was achieved in the areas of general and administrative expenses by $484,000, customer service and technology expenses by $15,000 and sales and marketing expenses by $56,000.

Revenue. Revenue is comprised of software license sales and service fees for consulting, implementation, application hosting, training, maintenance and support activities.

Revenue decreased to $1.285 million for the year ended December 31, 2005 from $1.478 million for the year ended December 31, 2004, representing a decline of $193,000 or 13 percent. This decline was attributable to reduced revenue in North America of $140,000 and reduced revenue in Ireland of $53,000.

In North America, continued focus on GE Asset Manager, LLC joint venture activities in preparation for long-term growth resulted in the decline in 2005’s revenue.

General and Administrative. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $484,000 to $2.559 million for the year ended December 31, 2005, as compared to $3.043 million for the year ended December 31, 2004, representing a decline of 16 percent.

Year-over-year savings in the amount of $141,000 resulted from salary expense reductions arising from a smaller administrative workforce and favorable Canadian dollar exchange rates pertaining to US dollar-denominated salaries. Continued cost containment efforts resulted in $38,000 savings in travel expenses, savings in investor relations of $84,000 and a reduction in connectivity and occupancy costs of $241,000 largely due to the relocation of the North American head office and the administrative office in Ireland. These savings were partially offset an increase in office expenses of $20,000.

Sales and Marketing. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2005 amounted to $505,000, as compared to $561,000 for 2004, a decrease of 10 percent. This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2005.

Customer Service and Technology. Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses was $839,000 for the year ended December 31, 2005, as compared to $854,000 for the year ended December 31, 2004, representing a decline of two percent.

Northcore Technologies Inc. 2006 Annual Report 14

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

Employee Stock Options. Effective January 1, 2003, the Company adopted the accounting recommendations contained in the CICA handbook Section 3870 - “Stock-based Compensation and Other Stock-based Compensation Payments”. As a result, the Company recorded an employee stock option expense of $105,000 for the year ended December 31, 2005 and $27,000 for the year ended December 31, 2004, an increase of 289 percent. The increase in employee stock option expense was due to the vesting of stock options that were granted in early 2005. No employee stock options were granted in 2004. The 2004 expense arises from the vesting of stock options that were granted in 2003. No stock compensation expense is recognized for employee grants made before January 1, 2003.

Depreciation and Amortization. Depreciation and amortization expense was $105,000 for the year ended December 31, 2005 as compared to $149,000 for the year ended December 31, 2004, a decrease of 30 percent. This decrease reflects software acquired in the acquisition of ADB Systemer, which was fully amortized by the end of the third quarter of 2004.

Interest Expense. Interest expense reflects interest incurred from debt instruments and loans. Interest expense for the year ended December 31, 2005 was $717,000 compared to $443,000 for December 31, 2004. During 2005, cash interest expense of $312,000 and non-cash interest expense of $405,000 was incurred related to secured subordinated notes. Comparatively, cash interest expense of $177,000 and non-cash interest expense of $266,000 was recorded in 2004. The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2005.

Interest Income. Interest income reflects interest from investments in cash and marketable securities. Interest income was negligible for both years ended December 31, 2005 and 2004.

Other Income. During the year ended December 31, 2005, the Company received a $42,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S. No similar refunds were received in 2004.

Northcore Technologies Inc. 2006 Annual Report 15

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

SUMMARY OF QUARTERLY RESULTS
The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance. These results have been restated as a result of the disposition of ADB Systemer in June 2006. See Note 4 to the audited consolidated financial statements.

Quarter ended	Dec 31 2006	Sep 30 2006	June 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	June 30 2005	Mar 31 2005
(in thousands of Canadian dollars, except per share amounts)

Revenue	$309	$222	$170	$372	$510	$261	$244	$270
Operating expenses:
General and administrative	439	410	498	443	419	592	841	707
Customer service and technology	189	151	159	165	219	205	200	214
Sales and marketing	55	65	120	137	126	122	127	131
Employee stock options	23	42	37	35	59	14	16	16
Depreciation and amortization	24	23	20	25	27	24	23	21
Losses on disposal of capital assets	-	-	-	-	2	-	(2)	-
Other income	-	-	-	-	-	-	-	(42)
Total operating expenses	730	691	834	805	852	957	1,205	1,047
Loss from continuing operations before the under-noted	(421)	(469)	(664)	(433)	(342)	(696)	(961)	(777)
Interest expense:
Cash interest expense	67	78	93	107	98	73	70	71
Accretion of secured subordinated notes	87	99	123	145	128	91	91	95
Interest income	(5)	(6)	(5)	-	-	-	-	-
	149	171	211	252	226	164	161	166
Loss from continuing operations	(570)	(640)	(875)	(685)	(568)	(860)	(1,122)	(943)
Income (loss) from discontinued operations	(1)	-	1,918	205	(218)	60	(58)	206
Net income (loss) for the period	$(571)	$(640)	$1,043	$(480)	$(786)	$(800)	$(1,180)	$(737)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Net Earnings (loss) Per Share - Basic and Diluted	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Northcore Technologies Inc. 2006 Annual Report 16

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

LIQUIDITY
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2006, has an accumulated deficit of $109 million. The Company expects to incur losses into 2007 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due. Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

Cash and cash equivalents increased by $402,000 to $475,000 as at December 31, 2006 from $73,000 as at December 31, 2005.

Current assets of $692,000 were exceeded by current liabilities (excluding deferred revenue) of $2.756 million in the current fiscal year by $2.064 million. Current assets of $1.586 million were exceeded by current liabilities (excluding deferred revenue) of $2.659 million by $1.073 million in the prior year. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities improved slightly to $2.037 million in the current fiscal year compared to cash outflows from operating activities of $2.061 million in the prior year.

Non-cash working capital resulted in inflows of $50,000 in fiscal 2006 as compared to inflows of $827,000 in fiscal 2005, a decrease of $777,000, as summarized in the following table:

	2006	2005	Difference
	(in thousands on Canadian dollars)

Accounts receivable	$130	$250	$(120)
Deposits and prepaid expenses	52	70	(18)
Accounts payable	(320)	380	(700)
Accrued liabilities	211	112	99
Deferred revenue	(23)	15	(38)
	$50	$827	$(777)

b) Investing
In 2006, $65,000 was spent on capital asset acquisitions as compared to $36,000 in expenditures for 2005. In 2005, proceeds in the amount of $4,000 were earned from the disposal of capital assets. No such proceeds were earned in 2006. Also in 2006, the Company redeemed marketable securities totaling $13,000. No such redemption was made in 2005.

c) Financing
Financing activities generated net cash inflows of $178,000 in fiscal 2006. The sources of cash included the issuance of convertible debt, partially offset by the repayment of advances from related parties. Cash flows generated as the result of financing activities totaled $1.770 million in fiscal 2005. The sources of cash included an equity private placement, issuance of convertible debt and advances from related parties, which was slightly offset by deferred financing costs related to the convertible debt issuance.

Northcore Technologies Inc. 2006 Annual Report 17

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

d) Contractual Obligations
As at December 31, 2006 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2007	2008	2009	2010	2011
	(in thousands of Canadian dollars)

Operating leases	$466	$178	$160	$128	$-	$-
License agreements	254	113	113	28	-	-
Secured subordinated notes -principal repayment(i)	2,405	1,820	-	-	300	285
Secured subordinated notes - interest payment (i) (ii)	922	632	-	-	165	125
	$4,047	$2,743	$273	$156	$465	$410

(i) Assumes secured subordinated notes are held to maturity.
(ii) Assumes interest in the amount of $31,000 related to Series J note is payable in common shares in 2007.

CAPITAL RESOURCES
During 2006, the Company purchased $65,000 in capital assets, as compared to $36,000 in 2005.

The Company has Series G secured subordinated notes with a face value of $1,650,000 and Series H secured subordinated notes with a face value of $170,000, maturing in June and October 2007, respectively. The Company expects to make arrangements to repay the notes or adjust the terms and conditions in the event that market conditions do not result in conversion of the notes. There can be no certainty that funding to repay the notes will be available as required or under favorable economic terms.

FUNDING
Overview. The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments.

Funding - 2006
On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000 for net proceeds of $750,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day hold period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Funding - 2005
On September 12, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.

Northcore Technologies Inc. 2006 Annual Report 18

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 equity units at a price of $0.23 per unit for net proceeds of $570,000. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.40 each. The warrants expire on February 22, 2009.

Funding - 2004
On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1,000,000. The warrants expire on December 6, 2008. Gross proceeds were comprised of $800,000 in cash and $200,000 in services. Issuance costs in the amount of $70,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates. The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 and an expiry date of December 6, 2008. The compensation options expire on December 6, 2006. Included in this private placement were 100,000 shares issued to a director of the Corporation for net proceeds of $20,000.

On October 21, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000 for net proceeds of $500,000. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On June 15, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000 for net proceeds of $1,624,000. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On May 19, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000 for net proceeds of $474,000. The Series F notes have an annual rate of interest of 7 percent paid quarterly in arrears, mature May 19, 2007 and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series F notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc. 2006 Annual Report 19

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

TRANSACTIONS WITH RELATED PARTIES
The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company, purchased $36,000 of Series J notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $13,000 of Series J notes that have not yet been converted and Chris Bulger, Chairman of the Board, purchased $56,000 of Series J notes that have not yet been converted.

The following officers and directors purchased Series I notes: Jeff Lymburner, CEO of the Company, purchased $20,000 of Series I notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

The following officers and directors purchased Series H notes: Jeff Lymburner, CEO of the Company, purchased $200,000 of Series H notes that were converted on June 16, 2005 to 1,000,000 common shares and 500,000 common share-purchase warrants; Jim Moskos, President, Technology Group and a director of the Company, purchased $20,000 of Series H notes that have not yet been converted; and Paul Godin, a director of the Company at the time, purchased $50,000 of Series H notes that were converted on September 21, 2005 to 250,000 common shares and 125,000 common share-purchase warrants.

The following officers and directors purchased Series G notes: Jeff Lymburner, CEO of the Company, purchased $100,000 of Series G notes that have not yet been converted; Jan Pedersen, President, European Operations and a director of the Company at the time, purchased $60,000 of Series G notes that was repaid during the year; and Jim Moskos, President Technology Group and a director of the Company, purchased $10,000 of Series G notes that have not yet been converted.

The following officers and directors purchased the Series E notes: Paul Godin, a director of the Company at the time, purchased $50,000 of Series E notes; Jim Moskos, President Technology Group and a director of the Company purchased $35,000 of Series E notes; and Michael Robb, CFO and Corporate Secretary of the Company at the time, purchased $15,000 of Series E notes. All of the above related parties held their notes until maturity. During the year ended December 31, 2006, the remaining $375,000 balance of the Series E notes was repaid upon maturity.

In December 2004, the Company issued 100,000 units at a price of $0.20 to Paul Godin, a director of the Company at the time, in consideration of gross proceeds of $20,000 as part of a private placement financing. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant may be exercised by Mr. Godin to purchase one common share at a price of $0.35. The warrants were issued for a four-year term and will expire on December 6, 2008.

As at December 31, 2006, accrued interest included $62,000 (2005 - $35,000) in interest payable relating to the aforementioned secured subordinated notes due to related parties. During 2006, interest expense on the aforementioned secured subordinated notes from related parties was $47,000 (2005 - $44,000).

During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil). The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

As at December 31, 2006, accrued liabilities included $nil (2005 - $5,000) in interest payable relating to the above amounts due to related parties. During 2006, interest expense on advances from related parties was $4,000 (2005 - $5,000).

Northcore Technologies Inc. 2006 Annual Report 20

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 23, 2007.

DISCLOSURE CONTROLS AND PROCEDURES
Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and Corporate Controller have concluded that, as of December 31, 2006, the process was effective enough to ensure material information relating to the Company and its consolidated subsidiaries was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure as required by securities legislation.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative and financial matters. However, management has decided that considering the employees involved and the compensating control procedures in place, including substantive periodic review of financial statements to ensure that disclosure controls and procedures are effective, the risks associated with segregation are insignificant and the potential benefits of adding employees to more clearly segregate duties do not justify the expenses associated with such increase. There has been no change in the Company's internal controls over financial reporting during the year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ADDITIONAL INFORMATION
Additional information about the Company, including the Company’s Annual Information Form may be obtained on SEDAR at www.SEDAR.com.

Northcore Technologies Inc. 2006 Annual Report 21

Management’s Report
March 23, 2007

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management’s best estimates and judgments. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors. The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

Jeffrey Lymburner	Tam Nguyen
CEO	Corporate Controller

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Northcore Technologies Inc. as at December 31, 2006 and 2005 and the consolidated statement of operations, deficit and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.
The comparative figures for the year ended December 31, 2004, prior to the adjustments for discontinued operations as described in Note 4, were audited by another firm of Chartered Accountants.  We have audited the adjustments described in Note 4 that were applied to restate the 2004 financial statements and, in our opinion, such adjustments are appropriate and have been properly applied.

Chartered Accountants,
Toronto, Canada, March 23, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 23, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants,
Toronto, Canada, March 23, 2007

Northcore Technologies Inc. 2006 Annual Report 22

Consolidated Balance Sheets December 31, 2006 and 2005 (in thousands of Canadian dollars)

	2006	2005
	(Restated - Note 4)

ASSETS
CURRENT
Cash	$475	$60
Marketable securities	-	13
Accounts receivable	154	284
Deposits and prepaid expenses	63	115
Current assets from discontinued operations (Note 4)	-	1,114
	692	1,586
CAPITAL ASSETS (Note 5)	80	45
DEFERRED CHARGES (Note 6)	41	156
LONG TERM ASSETS FROM DISCONTINUED OPERATIONS (Note 4)	-	56
	$813	$1,843

LIABILITIES
CURRENT
Accounts payable	$347	$667
Accrued liabilities	727	618
Due to related parties (Note 7)	-	137
Deferred revenue	68	91
Current portion of secured subordinated notes (Note 8)	1,682	343
Current liabilities from discontinued operations (Note 4)	-	894
	2,824	2,750
SECURED SUBORDINATED NOTES (Note 8)	244	1,800
	3,068	4,550
NON-CONTROLLING INTEREST	-	3
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 10)	101,867	100,859
Contributed surplus (Note 11)	1,819	1,555
Warrants (Note 12)	580	278
Stock options (Note 13)	1,252	1,091
Other options (Note 14)	193	271
Conversion feature on secured subordinated notes (Note 8)	1,049	1,513
Cumulative translation account	-	90
Deficit	(109,015)	(108,367)
	(2,255)	(2,710)
	$813	$1,843
Continuation of the business (Note 2)
Commitments and contingencies (Note 16)
Canadian and United States accounting policy differences (Note 20)
On behalf of the Board:

Jeffrey Lymburner	James Moskos
Director	Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 2006 Annual Report 23

Consolidated Statements of Operations Years ended December 31, 2006, 2005 and 2004 (in thousands of Canadian dollars, except per share amounts)

	2006	2005	2004
		(Restated - Note 4	(Restated - Note 4

License revenue	$10	$122	$255
Service revenue	1,063	1,163	1,223
Total revenue	1,073	1,285	1,478
Operating expenses:
General and administrative	1,790	2,559	3,043
Customer service and technology	664	839	854
Sales and marketing	377	505	561
Employee stock options (Note 13)	137	105	27
Depreciation and amortization	92	95	149
Other income (Note 18)	-	(42)	-
Total operating expenses	3,060	4,061	4,634
Loss from continuing operations before the under-noted	(1,987)	(2,776)	(3,156)

Interest expense:
Cash interest expense	345	312	177
Accretion of secured subordinated notes	454	405	266
Interest income	(16)	-	-
	783	717	443
Loss from continuing operations	(2,770)	(3,493)	(3,599)
Income (loss) from discontinued operations (Note 4)	2,122	(8)	(1,505)
NET LOSS FOR THE YEAR	$(648)	$(3,501)	$(5,104)
LOSS PER SHARE (Note 10 (f)):
From continuing operations, basic and diluted	$(0.03)	$(0.05)	$(0.06)
Net loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	79,933	72,904	61,938

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 2006 Annual Report 24

Consolidated Statements of Deficit Years ended December 31, 2006, 2005 and 2004 (in thousands of Canadian dollars)

	2006	2005	2004

DEFICIT, BEGINNING OF YEAR	$(108,367)	$(104,866)	$(99,762)

NET LOSS FOR THE YEAR	(648)	(3,501)	(5,104)

DEFICIT, END OF YEAR	$(109,015)	$(108,367)	$(104,866)

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 2006 Annual Report 25

Consolidated Statements of Cash Flows Years ended December 31, 2006, 2005 and 2004 (in thousands of Canadian dollars)

	2006	2005	2004
		(Restated - Note 4	(Restated - Note 4

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year from continuing operations	$(2,770)	$(3,493)	$(3,599)
Items not affecting cash:
Employee stock options	137	105	27
Depreciation and amortization	92	95	149
Accretion of secured subordinated notes	454	405	266
	(2,087)	(2,888)	(3157)
Changes in non cash operating working capital (Note 17)	50	827	597
	(2,037)	(2,061)	(2,560)

INVESTING
Capital assets	(65)	(36)	(40)
Proceeds from disposal of capital assets	-	4	-
Marketable securities	13	-	-
	(52)	(32)	(40)

FINANCING
Advances from (repayment to) related parties (Note 7)	(137)	137	-
Issuance of secured subordinated notes, net (Note 8)	750	1,095	2,598
Repayment of secured subordinated notes (Note 8)	(435)	-	-
Deferred charges (Note 6)	-	(32)	(167)
Issuance of common shares (Note 10 (b))	-	570	903
	178	1,770	3,334

CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 4)
Operating activities	(317)	141	(673)
Investing activities - Net proceeds from disposition of discontinued operations	2,643	-	-
	2,326	141	(673)

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	415	(182)	61
CASH, BEGINNING OF YEAR	60	242	181
CASH, END OF YEAR	$475	$60	$242

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$45	$53	$60

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 17

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 2006 Annual Report 26

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

1.    DESCRIPTION OF BUSINESS

Northcore Technologies Inc., formerly ADB Systems International Ltd. (“Northcore” or the “Company”) changed its name by filing Articles of Amendment on June 30, 2006. Northcore provides software solutions and services that help organizations source, manage and sell their capital equipment and assets. Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, government and oil and gas.

Through its wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint venture launched with GE Commercial Finance.

2.    CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties.

3.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 20. The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (See Note 2).

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control. All inter-company balances and transactions have been eliminated on consolidation.

Investment in Jointly Controlled Company
On September 23, 2003 the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager, LLC. The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting (See Note 19).

Northcore Technologies Inc. 2006 Annual Report 27

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

Marketable Securities
Marketable securities are comprised of interest-bearing certificates carried at cost plus accrued interest which approximate market value.

Capital Assets and Amortization
Capital assets are recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	life of the lease

Software Development Costs
The cost of software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.

Translation of Foreign Currencies
The accompanying consolidated financial statements are prepared in Canadian dollars. The Company’s foreign subsidiaries in the United States, Ireland and the United Kingdom are classified as fully integrated with the functional currency being the Canadian dollar. The Company uses the temporal method of foreign currency translation for these operations. Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date. Non-monetary assets are translated at historic exchange rates. Revenue and expense amounts are translated using the average monthly exchange rates except amortization of capital assets, which is translated at historic exchange rates. Gains and losses from foreign exchange translations are included in the statement of operations.

The Company’s former subsidiary in Norway was classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone. The Company used the current rate method of translation for these operations. Assets and liabilities were translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses (including depreciation and amortization) were translated using the monthly average exchange rate. Gains and losses from foreign exchange translations were included as a separate component of shareholders’ deficiency. The Company sold its Norwegian subsidiary in 2006 (See Note 4).

Loss Per Share
The treasury stock method of calculating diluted loss per share is used. For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share. The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Revenue Recognition
The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, is not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (“CICA”) EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Northcore Technologies Inc. 2006 Annual Report 28

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under existing hosting contracts, the Company charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Fee is fixed or determinable; and
•	Collectibility is probable.
Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue recognition criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Deferred Revenue
Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received from maintenance and support e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

Northcore Technologies Inc. 2006 Annual Report 29

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

Deferred Charges
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes. The deferred charges are amortized over the term of the underlying notes on a straight-line basis. In accordance with Canadian GAAP, conversion of the underlying notes results in the allocation of the associated unamortized deferred charge to shareholders’ deficiency. Under U.S. GAAP, note conversion results in the expensing of the associated unamortized deferred charge. The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 20).

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP. The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet. U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements. The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to these consolidated financial statements under Canadian and United States accounting policy differences (See Note 20).

Stock-Based Compensation
The Company accounts for stock-based compensation based on the fair value method of accounting, which is consistent with CICA 3870, “Stock-based Compensation and Other-based Payments.” The estimated fair value is amortized to expense over the vesting period. Performance based options are expensed upon achievement of specific criteria.

Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model.

Income Taxes
The Company accounts for income taxes in accordance with the asset and liability method. The determination of future tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2007. Actual results could differ from those estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3855, Hedges. The new standards are effective for interim and annual financial statements commencing on or after October 1, 2006. The Company will adopt the new standards on January 1, 2007.

Other comprehensive income (loss) will form part of shareholders’ equity. A new statement entitled “Consolidated Statement of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income as well as other comprehensive income (loss).

The Company is currently evaluating the impact of this new standard.

Northcore Technologies Inc. 2006 Annual Report 30

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Company effective January 1, 2008.

4.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval. As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date. These royalties will be recognized in earnings as receivable. The Company received a total of $77,000 in royalties from the period of discontinued operations to the year end. Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006. The sale of the shares of ADB Systemer included the sale of the ADB Systems name. Upon the sale of ADB Systemer, the Company retains access to all existing technology that will be used to service existing customers and entered into a Value Added Reseller Agreement with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 and 2004 have been restated to reflect the impact of the discontinued operations.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company’s discontinued operations.

Balance Sheet	2006	2005
	(in thousands)
Current assets	$-	$1,114
Long term assets	-	56
Current liabilities	-	(894)
Net assets from discontinued operations	$-	$276

Income Statement	2006	2005	2004
	(in thousands, except per share amounts)
Revenue	$2,399	$4,491	$3,453
Income (loss) from operations	331	(8)	(1,505)
Gain from disposition of discontinued operations	1,791	-	-
Income (loss) from discontinued operations	$2,122	$(8)	$(1,505)
Income (loss) per share from discontinued operations, basic and diluted	$0.02	$-	$(0 .02)

Statement of Cash Flows	2006	2005	2004
	(in thousands)
Operating activities	$(317)	$141	$(673)
Investing activities - Net proceeds from disposition of discontinued operations	2,643	-	-
Financing activities	-	-	-
Cash (deficiency) from discontinued operations	$2,326	$141	$(673)

Northcore Technologies Inc. 2006 Annual Report 31

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

5.    CAPITAL ASSETS

	2006			2005
				(Restated - Note 4)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,472	$2,407	$65	$2,407	$2,385	$22
Computer software	13	13	-	13	11	2
Furniture and fixtures	266	266	-	266	266	-
Leasehold improvements	27	12	15	27	6	21
	$2,778	$2,698	$80	$2,713	$2,668	$45

During 2006, the Company recorded capital asset amortization in the amount of $31,000 (2005 - $31,000, 2004 - $117,000).

6.    DEFERRED CHARGES

   a)      The following table summarizes the transactions within deferred charges.

	2006	2005
	(in thousands)
Opening balance	$156	$155
Series I financing costs (Note 6 (b))	-	77
Amortization (Note 6 (c))	(62)	(63)
Allocation to contributed surplus (Note 6 (d))	(53)	(13)
Closing balance	$41	$156

b)
During 2005, financing costs in the amount of $77,000 associated with the liability component of the Series I notes were recorded as deferred charges. These financing costs include $45,000 representing the allocation of the fair value of commission options issued in conjunction with these notes (See Note 8 (b)). The deferred charges are being amortized on a straight-line basis over the term of the underlying debt.

c)	During 2006, amortization of deferred charges in the amount of $62,000 (2005 - $63,000, 2004 - $32,000) was recorded and included in depreciation and amortization expense.

d)
During 2006, conversion of the Series I notes (2005 - Series H notes) resulted in the allocation of $51,000 (2005 - $13,000) in unamortized deferred charges to contributed surplus (See Note 11(b)). In addition, the repayment of Series G notes resulted in the allocation of $2,000 (2005 - $nil) in unamortized deferred charges to contributed surplus.

7.    DUE TO RELATED PARTIES

During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil). The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

As at December 31, 2006, accrued liabilities included $nil (2005 - $5,000) in interest payable relating to the above amounts due to related parties. During 2006, interest expense on advances from related parties was $4,000 (2005 - $5,000).

Northcore Technologies Inc. 2006 Annual Report 32

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

8.    SECURED SUBORDINATED NOTES

a)
During the year ended December 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day holding period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes. The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively. The liability component will be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000 (See table below).

b)
During the year ended December 31, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes. The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively. The liability component will be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Northcore Technologies Inc. 2006 Annual Report 33

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

Financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes. A portion of these financing costs, in the amount of $32,000 attributed to the liability component of the notes was allocated to deferred charges (See Note 6). The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit. The option expires on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The share-purchase warrants expire on September 12, 2010. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options. The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

During 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000 (See table below).

c)
During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000. The Series H notes were issued to private investors including an amount totaling $270,000 issued to three directors/officers of the Company. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes. The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively. The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes. Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes. A portion of these financing costs, in the amount of $23,000 attributed to the liability component of the notes was allocated to deferred charges. The remaining financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

Northcore Technologies Inc. 2006 Annual Report 34

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

During 2005, $350,000 (face value) of the Series H notes (book value of $226,000) were converted into 1,750,000 equity units represented by 1,750,000 common shares valued at $113,000 and 875,000 warrants valued at $33,000 (See table below).

d)
During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000. The Series G notes were issued to private investors including an amount totaling $170,000 issued to three directors/officers of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes. The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively. The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes. A portion of these financing costs, in the amount of $129,000 attributed to the liability component of the notes was allocated to deferred charges. The remaining financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit. The option expired on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000. The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as an increase to shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent. The increase in the interest rate was a condition of the issuance of the Series H notes (See (c) above).

During 2006, $60,000 (face value) of the Series G notes (book value of $51,000) was repaid. Accordingly, 194,000 equity units represented by 194,000 common shares valued at $16,000 and 96,000 warrants valued at $6,000 were canceled (See table below).

e)
During the year ended December 31, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000. The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit. Each

Northcore Technologies Inc. 2006 Annual Report 35

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes would have automatically convert into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Holders could convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash. The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During 2004, all of the Series F notes were converted into equity units.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes. The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively. The liability component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes. A portion of these financing costs, in the amount of $15,000 attributed to the liability component of the notes was allocated to deferred charges. The remaining financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

f)
During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1,000,000. The Series E notes had an annual rate of interest of 11 percent that was paid quarterly in arrears, matured August 19, 2006 and were convertible into equity units at a price of $0.35 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The Series E secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Note holders could convert into units at anytime following a four-month hold period. If the holder did not convert and no automatic conversion took place, the Company would have the principal amount to the holders of the Series E secured subordinated notes in cash. As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees. Each such warrant entitled the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006. The Series E notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series E secured subordinated notes. The Company determined the fair value of the debt component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair value of the liability component of the secured subordinated notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $296,000 and $108,000, respectively. The liability component was to be accreted to $1,000,000 over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

Northcore Technologies Inc. 2006 Annual Report 36

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

The Series E notes were issued to private investors including an amount totaling $100,000 issued to three directors/officers of the Company. Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

During 2006, the remaining $375,000 (face value) balance of the Series E notes (book value of $375,000) was repaid. Accordingly, 1,072,000 equity units represented by 1,072,000 common shares valued at $110,000 and 536,000 warrants valued at $40,000 were canceled (See table below).

g)
During the year ended December 31, 2006 the Company recorded cash interest expense aggregating $345,000 (2005 - $312,000, 2004 - $173,000) and interest accretion of $454,000 (2005 - $405,000, 2004 - $266,000).

h)	As at December 31, 2006, accrued liabilities include $574,000 (2005 - $363,000) of unpaid interest payable relating to the secured subordinated notes.

i)	Accrued liabilities include accrued interest payable to related parties as follows:

	2006	2005
	(in thousands)
Series E	$-	$1
Series G	31	29
Series H	5	1
Series I	16	3
Series J	10	-
Total	$62	$34

j)	Interest payments relating to the secured subordinated notes totaling $3,000 and $15,000, respectively, were made to related parties during the years ended December 31, 2006 and December 31, 2005.

Northcore Technologies Inc. 2006 Annual Report 37

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

k)	The following summarizes the face and fair values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes	2006		2005
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$3,455	$2,143	$2,605	$1,684
Issuance of notes:
Series I (Note 8 (b))	-	-	1,200	280
Series J (Note 8 (a))	755	202
Accreted (non-cash) interest	-	454	-	405
Conversion of notes:
Series H (Note 8 (c))	-	-	(350)	(226)
Series I (Note 8 (b))	(900)	(291)	-	-
Series J (Note 8 (a))	(470)	(156)	-	-
Repayment of notes:
Series E (Note 8 (f))	(375)	(375)	-	-
Series G (Note 8 (d))	(60)	(51)	-	-
Closing balance	$2,405	$1,926	$3,455	$2,143
Current portion of notes	$1,820	$1,682	$375	$343
Long term portion of notes	585	244	3,080	1,800
Closing balance	$2,405	$1,926	$3,455	$2,143

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2006		2005
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	27,156	$1,513	13,781	$992
Issuance of notes:
Series I	-	-	16,000	667
Series J	10,067	553	-	-
Conversion of notes:
Series H (Note 8 (c))	-	-	(2,625)	(146)
Series I (Note 8 (b))	(12,000)	(500)	-	-
Series J (Note 8 (a))	(6,266)	(345)	-	-
Repayment of notes:
Series E (Note 8 (f))	(1,608)	(150)	-	-
Series G (Note 8 (d))	(290)	(22)	-	-
Closing balance	17,059	$1,049	27,156	$1,513

Northcore Technologies Inc. 2006 Annual Report 38

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

9.    INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance is reviewed and adjusted as appropriate for each reporting period. At December 31, 2006 and 2005, the Company established the valuation allowance at 100 percent of the future tax asset.

	2006	2005
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$5,881	$5,211
Difference in tax and accounting valuations for capital assets and investments	142	210
	6,023	5,421
Valuation allowance	(6,023)	(5,421)
Future tax asset	$-	$-
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(942)	$(1,262)
Foreign losses affected at (higher) lower rates	(14)	89
Change in enacted rates	271	-
Stock-based compensation not deductible for tax	45	31
Other, net	38	(98)
	(602)	(1,240)
Change to valuation allowance	602	1,240
Provision for income taxes	$-	$-

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 34 percent (2005 - 36 percent) to the loss from continuing operations before income taxes. The sources and tax effects of the differences are indicated above.

Tax loss carry-forwards at December 31, 2006 expire as follows:

Year	Amount
(in thousands)
2009	$1,408
2010	3,782
2014	3,047
2015	3,351
2026	2,635
Tax loss carry-forwards that do not expire	11,989
$26,212

The Company has Canadian net operating loss carry-forwards of $14,223,000 that expires in years 2009 through 2026, and indefinite loss carry forwards of $11,989,000 of which $5,877,000 relate to Ireland. Also included in the indefinite loss carry-forwards are net capital losses of $1,004,000 from continuing Canadian operations and $5,108,000 from discontinued operations which are available to reduce future year’s capital gains.

Northcore Technologies Inc. 2006 Annual Report 39

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

10. SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)    Outstanding Common Shares

	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	74,120	$100,859	69,870	$100,052	59,423	$97,674
Shares issued pursuant to:
Private placement (Note 10 (c))	-	-	2,500	468	5,000	930
Conversion of debentures (Note 8)	9,133	924	1,750	339	4,357	1,227
Payment of interest (Note 10 (d))	489	84	-	-	-	-
Exercise of warrants	-	-	-	-	920	195
Exercise of options	-	-	-	-	72	26
Re-issuance of treasury shares (Note 10 (e))	-	-	-	-	98	-
Closing balance	83,742	$101,867	74,120	$100,859	69,870	$100,052

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2005 - 1,071,000) common shares for Series E notes, 5,323,000 (2005 - 5,516,000) common shares for Series G notes, 850,000 (2005 - 850,000) common shares for Series H notes, 2,000,000 (2005 - 8,000,000) common shares for Series I notes and 1,900,000 (2005 - nil) common shares for Series J notes.

c)	Private Placement

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 share-purchase warrants, exercisable into one common share at a price of $0.40 per warrant, for gross proceeds of $575,000 and net proceeds of $570,000. Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants (See Note 12). The warrants expire on February 23, 2009.

In the third quarter of 2005, a reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital.

On December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 per warrant for gross proceeds of $1,000,000. The warrants expire on December 6, 2008. Gross proceeds were comprised of $800,000 in cash and $200,000 in legal services. The $200,000 was applied, in part, to outstanding payables and the remainder was recorded as a prepaid retainer for legal services. Issuance costs in the amount of $70,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates. The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 per warrant and an expiry date of December 6, 2008. The compensation options expired unexercised on December 6, 2006. Included in this private placement were 100,000 shares issued to a director of the Company for gross proceeds of $20,000.

d)	Payment of Interest

Upon conversion of Series I notes, accrued interest in the amount of $60,000 was settled through the issuance of 361,000 common shares based on a fair value of $0.16 per share.

Northcore Technologies Inc. 2006 Annual Report 40

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

Upon conversion of Series J notes, accrued interest in the amount of $24,000 was settled through the issuance of 128,000 common shares based on a fair value of $0.19 per share.

e)	Re-issuance of Treasury Shares

An unclaimed certificate for 98,000 common shares previously issued from treasury in the 2001 acquisition of ADB Systemer ASA, and not included in the number of shares outstanding, was reissued during 2004.

f)	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share.

	2006	2005	2004
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(2,770)	$(3,493)	$(3,599)
Income (loss) from discontinued operations (Note 4)	2,122	(8)	(1,505)
Net loss for the year	$(648)	$(3,501)	$(5,104)
Denominator:
Weighted average number of shares outstanding, basic and diluted	79,933	72,904	61,938

Loss per share from continuing operations, basic and diluted	$(0.03)	$(0.05)	$(0.06)
Net loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.08)

For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

11. CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2006	2005
	(in thousands)
Opening balance	$1,555	$1,282
Allocation of unamortized deferred charges upon conversion of secured subordinated notes (Note 11 (b))	(51)	(13)
Allocation of recorded value of expired warrants (Note 11 (c))	67	286
Allocation of recorded value of expired options (Note 11 (d))	78	-
Repayment of secured subordinated notes (Note 11 (e))	170	-
Closing balance	$1,819	$1,555

b)
During the year ended December 31, 2006, conversion of the Series I (2005 - Series H) secured subordinated notes resulted in the reduction of contributed surplus by $51,000 (2005 - $13,000) due to the allocation of unamortized deferred charges (See Note 6 (d)).

c)	During the year ended December 31, 2006, recorded value of $67,000 (2005 - $286,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 12 (c)).

d)	During the year ended December 31, 2006, recorded value of $78,000 (2005 - $nil) related to expired options was allocated from options to contributed surplus (See Note 14).

Northcore Technologies Inc. 2006 Annual Report 41

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

e)
During the year ended December 31, 2006, recorded value of $170,000 (2005 - $nil) related to the repayment of secured subordinated notes was allocated from conversion features on secured subordinated notes to contributed surplus (See Note 8).

12. WARRANTS

a)	The following table summarizes the transactions within warrants.

	2006		2005
	Number	Amount	Number	Amount
	(in thousands)
Opening balance	8,854	$278	11,512	$405
Warrants issued pursuant to:
Private placement (Note 10 (c))	-	-	1,250	126
Conversion of debentures (Series J - Note 8 (a), Series I - Note 8 (b), Series H - Note 8 (c))	9,133	369	875	33
Warrants expired (Note 12 (b))	(923)	(67)	(4,783)	(286)
Closing balance	17,064	$580	8,854	$278

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2005 - 536,000) common share-purchase warrants for Series E notes, 2,661,000 (2005 - 2,758,000) common share-purchase warrants for Series G notes, 425,000 (2005 - 425,000) common share-purchase warrants for Series H notes, 2,000,000 (2005 - 8,000,000) common share-purchase warrants for Series I notes and 1,900,000 (2005 - nil) common share-purchase warrants for Series J notes.

b)
During the year ended December 31, 2004, the Company issued 893,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of August 19, 2006 in connection with the issuance of Series E notes. These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

During the year ended December 31, 2003, the Company issued 30,000 common share-purchase warrants, with an exercise price of $0.50 per warrant, in consideration for professional fees related to the issuance of Series E notes. These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

During the year ended December 31, 2002, the Company issued 2,000,000 common share-purchase warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement. These warrants, of which 1,250,000 had vested, expired unexercised on January 5, 2005 and were accordingly cancelled.

Also during the year ended December 31, 2002, the Company issued 50,000 common share-purchase warrants, with an exercise price of $US 0.35 per warrant, as partial consideration for funding and due diligence services. These warrants expired unexercised on April 25, 2005 and were accordingly cancelled.

On June 13, 2005, the Company extended the expiry date of the 2,733,000 common share-purchase warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003. The original expiry date of June 26, 2005 was extended to September 26, 2005. These warrants expired unexercised on September 26, 2005 and were accordingly cancelled.

Northcore Technologies Inc. 2006 Annual Report 42

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

13.  STOCK OPTIONS

    a)    Stock options are comprised of the following components:

	2006		2005
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees (Note 13 (b))	2,220	$1,136	2,997	$975
Non-employees	-	116	-	116
Total	2,220	$1,252	2,997	$1,091

    b)   Employee Stock Options

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 5,350,000 options has been authorized by the Company’s shareholders for issuance under the stock option plan.

The aggregate exercise price for employee options outstanding at December 31, 2006 was approximately $392,000 (2005 - $678,000). The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted. The options expire between 2008 and 2011.

A summary of changes in the employee stock option plan for the two years ended December 31, 2006 is as follows:

	2006	2005	2006	2005
	Number of Options		Weighted Average Exercise Price
	(in thousands)
Opening balance	2,997	853	$0.23	$0.35
Granted	550	2,575	0.15	0.20
Exercised	-	-	-	-
Cancelled	(1,327)	(431)	0.28	0.28
Closing balance	2,220	2,997	$0.18	$0.23
Exercisable, end of year	1,827	1,498	$0.18	$0.27

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors. The options have an exercise price of $0.15 and expire on August 4, 2011. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 460,000 of the options granted. These options vest quarterly over a six-quarter period commencing with the quarter ended September 30, 2006. The remaining 40,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance-based options have vested as at December 31, 2006.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company. The options have an exercise price of $0.15 and expire on June 21, 2011. These options vest quarterly over a four-quarter period commencing with the quarter ended June 30, 2006.

On December 22, 2005, the Company granted 1,000,000 stock options to certain employees, officers and directors of the Company. The options have an exercise price of $0.16 and expire on December 22, 2008. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 500,000 of the options granted. Of these options,

Northcore Technologies Inc. 2006 Annual Report 43

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

400,000 vest quarterly over a four-quarter period and 100,000 vest quarterly over a six-quarter period. The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives. Approximately 450,000 of these performance-based options have vested as at December 31, 2006.

On November 15, 2005, the Company granted 75,000 stock options to directors of the Company. The options have an exercise price of $0.17 and expire on November 15, 2008. The options vested on the date of grant.

On January 25, 2005, the Company granted 1,500,000 stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. These options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2005. The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of these performance-based options have vested as at December 31, 2006.

A summary of the status of the Company’s outstanding options at December 31, 2006 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life in years	Number of Options Exercisable (in thousands)
$ 0.15	550	4.6	321
$ 0.16	900	4.0	850
$ 0.17	75	1.9	75
$ 0.22	695	3.1	581
	2,220		1,827

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2006	2005	2004
Dividend yield	-	-	-
Risk free interest rate	4.21%	3.86%	-
Volatility	87.27%	86.66%	-
Expected term, in years	5	4.07	-

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting. For the year ended December 31, 2006, the employee stock option expense was $137,000 (2005 - $105,000, 2004 - $27,000). The weighted average grant date fair values of the options issued during the year was $0.11 (2005 - $0.16, 2004 - $nil)

14. OTHER OPTIONS

During the year ended December 31, 2005, the Company issued 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 8 (b)). The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit. The options expire on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The share-purchase warrants expire on September 12, 2010.

During the year ended December 31, 2004, the Company issued 485,000 compensation options with a fair value of $59,000 relating to the issuance of Series G secured subordinated notes (See Note 8 (d)). The options entitle the holder to purchase an equity unit at a purchase price of $0.31 per unit. The options expired unexercised on

Northcore Technologies Inc. 2006 Annual Report 44

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The share-purchase warrants expire on June 15, 2008.

Also during the year ended December 31, 2004, the Company issued 150,000 compensation options with a fair value of $19,000 relating to the December private equity placement (See Note 10 (c)). The options entitle the holder to purchase an equity unit at a purchase price of $0.20 per unit. The options expired unexercised on December 6, 2006. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.35. The share-purchase warrants expire on December 6, 2008.

15. FINANCIAL INSTRUMENTS

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, and EURO. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. During the year ended December 31, 2006, the Company incurred foreign exchange losses in the amount of $8,000 (2005 - $11,000, 2004 - $24,000).

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

In 2006, three customers accounted for 34 percent, 18 percent and 12 percent, respectively, (2005 - two customers accounted for 31 percent and 29 percent, respectively, 2004 - two customers accounted for 32 percent and 15 percent, respectively) of total revenues from continuing operations. At December 31, 2006, one customer accounted for 64 percent of total accounts receivable from continuing operations. At December 31, 2005, there were three customers that accounted for 27 percent, 24 percent and 21 percent, respectively, of total accounts receivable from continuing operations.

Fair Value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons. The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series G, H, I and J notes as it is not practical to determine the fair value of the notes as at December 31, 2006, considering that they are not publicly traded.

16. COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases during the next five years and thereafter are as follows:

Year	Amount
(in thousands)
2007	$178
2008	160
2009	128
2010	-
2011	-

Northcore Technologies Inc. 2006 Annual Report 45

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

(b)
The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payments totaling $127,000 to these employees.

(c)
The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002. The agreement provides the Company with access to specific technology patents over a seven year period for US $100,000 annually up to a cumulative maximum of US $5,000,000.

17. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2006	2005	2004
	(in thousands)
Accounts receivable	$130	$250	$178
Deposits and prepaid expenses	52	70	(83)
Accounts payable	(320)	380	48
Accrued liabilities	211	112	415
Deferred revenue	(23)	15	39
	$50	$827	$597

The following table summarizes the non-cash financing activities of the Company.

	2006	2005	2004
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 10(d))	$84	$-	$-
Issuance of common shares in settlement of accounts payable (Note 10(c))	-	24	118
Issuance of common shares in return for prepaid services (Note 10(c))	-	-	82
Reduction in debt from conversion of secured subordinated notes (Note 8(k))	(447)	(226)	(830)
Reduction in conversion feature from conversion of secured subordinated notes (Note 8(k))	(845)	(146)	(550)
Issuance of compensation options relating to issuance of secured subordinated notes (Note 14)	-	(193)	(59)
Issuance of compensation options relating to equity private placement (Note 14)	-	-	19

18.	OTHER INCOME

The Company ceased its on-line retail activities in October 2000; however, during 2005, the Company received non-recurring proceeds of $42,000 related to on-line retail activities that had been carried out prior to October 2000.

Northcore Technologies Inc. 2006 Annual Report 46

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

19.   INVESTMENT IN JOINTLY CONTROLLED COMPANY

On September 23, 2003 the Company established a joint venture with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”), with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager, LLC. The joint business venture develops and markets asset management technology to customers in a broad range of industries. Upon the establishment of this joint venture, 1,000,000 share-purchase warrants issued by Northcore to GE vested. The fair value of these warrants of $188,000, calculated at the vesting date, and was reflected on the consolidated balance sheets as an acquired agreement. This acquired agreement was fully amortized as of December 2004.

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting. The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

For the years ended December 31	2006	2005	2004
	(in thousands)
Consolidated Statements of Operations
Operating revenue	$72	$9	$-
Operating expenses	(3)	(1)	-
Net income	$69	$8	$-
Consolidated Balance Sheets
Current assets	$15	$35	$-
Current liabilities	(35)	(27)	-
Net investment	$(20)	$8	$-
Consolidated Statements of Cash Flows
Operating activities	$77	$35	$-
Financing activities	(97)	-	-
Net cash (outflow) inflow	$(20)	$35	$-

Northcore Technologies Inc. 2006 Annual Report 47

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

20.    CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) Consolidated Financial Statements

Consolidated Balance Sheets

	2006	2005
	(in thousands)
Cash and marketable securities	$475	$73
Accounts receivable	154	284
Deposits and prepaid expense	63	115
Current assets from discontinued operations	-	1,114
Capital assets	80	45
Deferred charges	110	460
Long term assets from discontinued operations	-	56
Accounts payable and accrued liabilities	(1,075)	(1,285)
Due to related parties	-	(137)
Deferred revenue	(68)	(92)
Current portion of secured subordinated notes	(1,450)	(367)
Current liabilities from discontinued operations	-	(894)
Secured subordinated notes	(747)	(2,401)
Non-controlling interest	-	(3)
Shareholders’ deficiency	$2,458	$3,032

Consolidated Statements of Operations

	2006	2005	2004
	(in thousands, except per share amounts)
Net loss for the year as reported under Canadian GAAP	$(648)	$(3,501)	$(5,104)
Adjustments:
Accretion of interest on secured subordinated notes (Note 20 (d))	454	405	266
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 20 (d))	62	63	32
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 20 (d))	(350)	(148)	(81)
Amortization of beneficial conversion feature (Note 20 (d))	(698)	(117)	(126)
(Income) loss from discontinued operations (Note 4)	(2,122)	8	1,505
Net loss from continuing operations for the year as reported under U.S. GAAP	$(3,302)	$(3,290)	$(3,508)
Income (loss) from discontinued operations (Note 4)	2,122	(8)	(1,505)
Net loss for the year as reported under U.S. GAAP	(1,180)	(3,298)	(5,013)
Other comprehensive income (loss) (Note 20 (b))	(90)	(22)	6
Comprehensive loss as reported under U.S. GAAP	$(1,270)	$(3,320)	$(5,007)
Basic and diluted loss per share from continuing operations	$(0.04)	$(0.05)	$(0.08)
Basic and diluted net loss per share	$(0.01)	$(0.05)	$(0.08)

Northcore Technologies Inc. 2006 Annual Report 48

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

(b)    Comprehensive Income

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as self-sustaining are included in the foreign cumulative translation account component of shareholders’ deficiency. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income (loss).

(c)    Marketable Securities

U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2006 and 2005, the marketable securities held were classified as follows:

	2006	2005
	(in thousands)
Available for sale	$-	$13

(d)    Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 8) are recorded based upon the relative fair values of the liability and equity components of the instruments. The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares. Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion. Accordingly, the interest accretion of $454,000 (2005 - $405,000, 2004 - $266,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes. The financing costs associated with the liability component of the notes are deferred and amortized over the term of the underlying debt (See Note 6). The financing costs associated with the equity component of the notes are charged to shareholders’ deficiency. Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt. As a result, the 2006 amortization expense under U.S GAAP is $128,000 (2005 - $125,000, 2004 - $58,000) compared to an amortization expense of $62,000 (2005 - $63,000, 2004 - $32,000) under Canadian GAAP. Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency. Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt. Accordingly, under U.S. GAAP, an additional amount of $222,000 (2005 - $23,000, 2004 - $23,000), representing the unamortized financing charges associated with the conversion of the Series G and I notes (2005 - Series H notes, 2004 - Series F notes), is expensed. The unamortized financing charges under Canadian GAAP, in the amount of $53,000 (2005 - $12,000, 2004 - $13,000), were allocated to contributed surplus upon the conversion of the Series G and I notes (2005 - Series H notes, 2004 - Series F notes).

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital. This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is

Northcore Technologies Inc. 2006 Annual Report 49

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

expensed immediately upon conversion of the subordinated notes. Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $220,000 relating to the Series J subordinated notes. In 2005, the Company recognized beneficial conversion features of $664,000 relating to the Series I subordinated notes. In 2004, the Company recognized beneficial conversion features of $20,000, $90,000 and $49,000 relating to Series F subordinated notes, Series G subordinated notes and Series H subordinated notes, respectively. An interest expense of $698,000 (2005 - $117,000, 2004 - $126,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year. Canadian GAAP does not require the recognition of any beneficial conversion feature.

(e)    Investment in Jointly Controlled Company

Canadian GAAP requires the proportionate consolidation of investments in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s net loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations as compared to the amounts that would otherwise be reported under U.S. GAAP. As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the table of certain consolidated balance sheet items presented above.

(f)     Additional Disclosures as Required in Accordance with U.S. GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts. The accounts receivable balance reported on the consolidated balance sheet at December 31, 2006, includes an allowance for doubtful accounts in the amount of $nil (2005 - $59,000).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities. Included in accrued liabilities at December 31, 2006 are accrued interest payable of $574,000 (2005 - $363,000), accrued vacation pay of $nil (2005 - $293,000), and accrued audit fees of $95,000 (2005 - $140,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year. In 2006, the Company incurred $698,000 (2005 - $117,000, 2004 - $126,000) in non-cash interest expense associated with secured subordinated notes.

Under U.S. GAAP, EITF 01-09 requires, in certain circumstances, that the warrants issued to customers be recorded as a reduction of revenue. Accordingly, in 2006, depreciation and amortization and revenue were reduced by $nil (2005 - $nil, 2004 - $150,000) under U.S. GAAP. During 2005, comparable guidance was issued in Canada, which is effective in 2006.

(g)       Impact of New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, as allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123(R) are effective for the first fiscal year beginning after June 15, 2005. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123. The above standard did not have a significant impact on the financial position, results of operations or cash flows for the year ended December 31, 2006.

Northcore Technologies Inc. 2006 Annual Report 50

Notes to the Consolidate Financial Statements
Years ended December 31, 2006, 2005, 2004
(in Canadian dollars)

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109. This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a tax return. This interpretation is effective for the Company beginning January 1, 2007. The Company is currently assessing the impact of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This new standard is effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of this standard.

In 2006 the Company adopted Staff Accounting Bulleting No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108").  SAB 108 clarifies the way that a company should evaluate identified unadjusted errors for materiality.  SAB 108 requires that the effect of misstatements that were not corrected at the end of the prior year be considered in quantifying misstatements in the current year financial statements.  Two techniques were identified as being used by companies in practice to accumulate and quantify misstatements - the "rollover" approach and the "iron curtain" approach.  The above standard did not have a significant impact on the financial position, results of operations, or cash flows for the year ended December 31, 2006.

21.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software licenses and related services. Sales for each regional segment are based on the location of 3rd party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom. Information about the Company’s geographical net revenues and assets is set forth below:

Long Term Assets by	2006		2005
Geographic Regions:	Capital Assets	Other Assets	Capital Assets	Other Assets
			(Restated - note 4)
	(in thousands)
North America	$80	$41	$42	$156
Ireland and U.K.	-	-	3	-
Assets from discontinued operations (Note 4)	-	-	56	-
	$80	$41	$101	$156

Net Revenue by Geographic Regions:	2006	2005	2004
	(in thousands)
North America	$661	$657	$797
Ireland and U.K.	412	628	681
Revenue from discontinued operations (Note 4)	2,399	4,490	3,452
	$3,472	$5,775	$4,930

Northcore Technologies Inc. 2006 Annual Report 51

Corporate Directory

Directors
T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

David Gelineau (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President, Northcore Technology Group

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

Officers
Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President, Northcore Technology Group

(1)    Member of the Audit Committee
(2)    Member of the Management Resources and Compensation Committee
(3)    Member of the Corporate Governance Committee

Offices
North America
Corporate Headquarters
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

Europe
ADB Systems International Limited
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24
+353 1 4310513

Additional Shareholder
Information
www.northcore.com
investor-relations@northcore.com

Auditors
KPMG LLP
Toronto, Ontario, Canada

Lawyers
Gowling Lafleur Henderson LLP, Toronto

Shares Outstanding
Issued: 83,742,508
December 31, 2006

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street West
Suite 420, Toronto, ON M5W 4C3

Stock Exchange Listings
Toronto Stock Exchange
Symbol: NTI
OTC Bulletin Board
Symbol: NTLNF

© 2006 Northcore
Technologies Inc

Northcore Technologies Inc. 2006 Annual Report 52